SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F ☒       Form 40-F ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes ☐       No ☒
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

FOR IMMEDIATE RELEASE
For more information contact:
Thomas Witom       News & Information            (+1) 847 955-3939
Case IH to Supply Turkmenistan with Tractors, Cotton Pickers
LAKE FOREST, Ill., August 17, 2006 — Case IH, a world leader in the agricultural equipment business, said Turkmenistan has agreed to buy 220 plowing tractors and 100 cotton pickers from Case IH. The total order is valued at US$55 million.
Michael Edmondson, Regional President of CNH’s (NYSE: CNH) Agricultural Equipment Business - International, said in a statement: “This is the family of tractors that has been hugely successful in Turkmenistan, and we are very honored for the purchases to continue. We value our relationship in Turkmenistan and support the development of agriculture here.”
Edmondson said he expects the tractors to be shipped before the end of 2006, while the cotton pickers would be delivered “well in time for the cotton picking season next year.”
The Case IH MX255 is part of the flagship Case IH high-horsepower Magnum line. Rated at 215 PTO hp, it will grow to 242 horsepower under load. Case IH tractors are designed to increase on-farm productivity and make operators more efficient. Case IH Cotton Express cotton pickers harvest from both sides of the plant and provide the best picking efficiency on the market. The pickers have the largest basket capacities in their class, maximizing on-the-row picking time and yielding up to 3 percent more picking efficiency compared to in-line drum designs.
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Case IH is a global leader in agricultural equipment. With headquarters in the United States, Case IH has a network of dealers and distributors that operates in over 160 countries. Case IH provides agricultural equipment systems, flexible financial service offerings and parts and service support for professional farming operations through a dedicated network of professional dealers and distributors. Productivity enhancing products include tractors; combines and harvesters; hay and forage equipment; tillage tools; planting and seeding systems; sprayers and applicators; and site specific farming tools.
For more information on Case IH visit us on the World Wide Web at http://www.caseih.com.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

August 17, 2006